SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                 FORM U-57
              NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                     Filed under section 33(a) of the
          Public Utility Holding Company Act of 1935, as amended
                       Aktsiaselts Narva Elektrivork
                     (Name of foreign utility company)

                               Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)

  The Commission is requested to mail copies of all communications relating to this Notification to:

                              Cheryl M. Foley
                               Lisa Gamblin
                               Cinergy Corp.
                          139 East Fourth Street
                           Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Aktsiaselts Narva Elektrivork, a corporation organized under the laws of the Republic of Estonia, that Aktsiaselts Narva Elektrivork is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Aktsiaselts Narva Elektrivork ("Narva Electric") of Kerese 11, Narva EE2000, Estonia.

     Narva Electric owns and uses facilities for the distribution and sale at retail of electrical power in northeastern Estonia, including the cities of Narva, Narva-Joesuu and Sillamae and Vaivara parish. The facilities include approximately 296 substations of different voltage and capacity characteristics, and a distribution network of voltages up to 110kV over an area of approximately 610 square km. The current maximum system demand is 61 MW.

     Narva Electric has an issued share capital of 84,313,700 Estonian Crowns (EEK), of which 843,137 shares with a nominal value of one hundred
(100) EEK each are issued and fully paid (representing the entire voting securities of Narva Electric).

     The Republic of Estonia represented by the Estonian Privatization Agency holds fifty-one percent (51%) of the issued share capital of Narva Electric. Startekor Investeeringute OU (a corporation organized under the laws of the Republic of Estonia) holds forty-nine percent (49%) of the issued share capital of Narva Electric.

     Cinergy 1, BV, a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of Cinergy Corp., acquired, effective November 9, 1998, a sixty-seven percent (67%) holding in the share capital of Startekor Investeeringute OU (representing sixty-seven percent (67%) of the voting securities of Startekor Investeeringute OU). Cinergy 1, BV accordingly has an indirect thirty-three percent (33%) equity interest in the outstanding share capital of Narva Electric.

     AS Sthenos Grupp, a company incorporated in the Republic of Estonia, holds the remaining thirty-three percent (33%) interest in the share capital of Startekor Investeeringute OU (representing thirty-three percent (33%) of the voting securities of Startekor Investeeringute OU). AS Sthenos Grupp, accordingly has an indirect sixteen percent (16%) equity interest in the outstanding share capital of Narva Electric.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Narva Electric: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Narva Electric, nor is any such investment or contractual relationship contemplated.

                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:
                                          CINERGY CORP.

                                          By: /s/William L. Sheafer
                                              Vice President & Treasurer

  Dated:  January 15, 1999